3DIcon Corporation
7507 S. Sandusky
Tulsa, OK 74136

February 5, 2007

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	3DIcon Corporation (the “Company”)
Registration Statement on Form SB-2
Filed December 15, 2006
File No. 333-139420

Ladies and Gentlemen:

The Company previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. The Company is requesting this withdrawal due to a change in circumstances in the Company's business activities. Please apply the Company’s filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact Gregory Sichenzia at (212) 930-9700.

Thank you for your assistance in this matter.

3DIcon Corporation

By:	/s/ Martin Keating
Martin Keating
Chief Executive Officer